United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	March, 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DXP ENTERPRISES INC
Full Name of Registrant

N.A.
Former Name if Applicable

5301 Hollister Drive
Address of Principal Executive Office (Street and Number)

Houston, TX 77040
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP was unable to file its Form 10-Q for the quarter ended March 31, 2023, within the prescribed time period because the Company requires additional time to complete its review of the Company's financial statements and related notes as of March 31, 2023. The material weaknesses disclosed in the Form 10-K for the year ended December 31, 2022 continue to exist and the Company will have ineffective disclosure controls and procedures as of March 31, 2023. The Company intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification
Kent Yee	713	996-4736
(Name)	(Area Code)	(Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☑ No ☐ If answer is no, identify report(s).

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 For the three months ended March 31, 2023, the Company expects to reflect a significant increase in revenue, operating income and earnings before interest, taxes, depreciation and amortization ("EBITDA") compared to the three ended March 31, 2022. For the three months ended March 31, 2023, the Company expects revenues to be $424 million compared to $319 million for the three months ended March 31, 2022. Operating income is expected to be $36 million for the three months ended March 31, 2023, compared to $22 million for the for the same period in the prior year. EBITDA for the three months ended March 31, 2023, is expected to be $43 million compared to EBITDA of $28 million for the same period in the prior year. This financial information is preliminary, unaudited and subject to change pending the completion of the first quarter.

The Private Securities Litigation Reform Act of 1995 provides a “safe-harbor” for forward-looking statements. Certain information included in this Form 12b-25 contains statements that are forward-looking about the Company’s expectations regarding revenue, operating income, EBITDA and diluted EPS. Such forward-looking expectations are based on preliminary results of the Company’s audit for the year ended December 31, 2022 and the completed audited numbers may vary significantly from those forecasted above. Undue reliance should not be placed on the Company’s forward-looking statements. Although forward-looking statements reflect the company’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the company’s actual results to differ materially from anticipated future results expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent required by law.

DXP ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	5-10-2023	By:	/s/ Kent Yee	Title:	Senior Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).